

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 14, 2024

Robert Steinberg
Vice President - Finance and Chief Financial Officer
Nathan's Famous, Inc.
One Jericho Plaza
Jericho, NY 11753

> **Re: Nathan's Famous, Inc.**
> **Form 10-K for Fiscal Year Ended March 26, 2023**
> **File No. 001-35962**

Dear Robert Steinberg:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 26, 2023

Consolidated Financial Statements
Consolidated Statements of Earnings, page F-4

1. Please revise the titles used for the sales and total sales line items presented throughout your filings to better describe what they represent and distinguish them from being confused with revenues and total revenues, which are also presented throughout your filings. For example, Rule 5-03.1 of Regulation S-X uses sales of tangible products for distinguishing language.

2. Please remove dividends declared per share from your statements of earnings and statements of cash flows and instead present this information in your statements of stockholders' deficit and/or footnotes. Similarly revise your Forms 10-Q. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

General

3. Please tell us how you met the requirements for not furnishing your June 8, 2023 earnings release titled, "Nathan's Famous, Inc. Reports Year End and Fourth Quarter Results," in an

Item 2.02 Form 8-K. For example, most of the earnings information for the thirteen weeks ended March 26, 2023 does not appear to have been previously disclosed in a Form 10-K, Form 10-Q or Item 2.02 Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services